United States securities and exchange commission logo





                          May 24, 2023

       Dale A. White
       Chief Executive Officer
       MultiPlan Corp
       115 Fifth Avenue
       New York, NY 10003

                                                        Re: MultiPlan Corp
                                                            Registration
Statement on Form S-3
                                                            Filed May 16, 2023
                                                            File No. 333-271974

       Dear Dale A. White:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
Nalbantian at 202-551-7470 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              William B. Brentani